# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: QXO, Inc., CIK 0001236275
CUSIP: 82846H405
Title of class of securities: Common Stock, $0.00001 par value
Address of issuer's principal executive offices: 5 American Lane, Greenwich, Connecticut (CT), 06831
Date of event which requires filing of this statement: 06/30/2025
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001608126

## Reporting persons
- Finepoint Capital LP: type of reporting person: partnership (PN), investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 21,152,868; sole dispositive power 0; shared dispositive power 21,152,868; aggregate amount beneficially owned 21,152,868 (3.2% of the class)
- Herbert Wagner: type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 21,152,868; sole dispositive power 0; shared dispositive power 21,152,868; aggregate amount beneficially owned 21,152,868 (3.2% of the class)

## Item 1. Issuer
Name of issuer: QXO, Inc.
Address of issuer's principal executive offices: 5 American Lane, Greenwich, CT 06831

## Item 2. Person Filing
Name of person filing: This Amendment No. 1 to Schedule 13G is being filed by Finepoint Capital LP ("Finepoint") and Herbert Wagner (each, a "Reporting Person" and together, the "Reporting Persons"). Finepoint is a registered investment adviser to certain affiliated funds (the "Funds") that directly hold the securities of the Issuer to which this statement relates for the benefit of their respective investors, and in such capacity Finepoint has voting and dispositive power over such securities. Herbert Wagner is the founder of Finepoint and Managing Partner of FPCap LLC, the general partner of Finepoint, and is responsible for the management of the Funds. Reference is hereby made to the Schedule 13G filed with the Securities and Exchange Commission by the Reporting Persons with respect to the Common Stock of the Issuer on November 13, 2024 (the "Schedule 13G"). Terms defined in the Schedule 13G are used herein as so defined. The items in this Amendment No. 1 are hereby amended and restated.
Address of principal business office or, if none, residence: 500 Boylston Street, 24th Floor, Boston, MA 02116
Citizenship: Finepoint is a Delaware limited partnership. Herbert Wagner is a citizen of the United States.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: The information required by this paragraph is set forth in the cover pages to this Schedule 13G/A and is incorporated herein by reference.
Percent of class: The information required by this paragraph is set forth in the cover pages to this Schedule 13G/A and is incorporated herein by reference. Percentage ownership is based on 670,333,358 shares of Common Stock outstanding on June 26, 2025 after the closing of the Issuer's offering of 89,887,640 shares of Common Stock, as reported in the Issuer's final prospectus supplement on Form 425B5, dated June 24, 2025, filed with the Securities and Exchange Commission on June 25, 2025.
Sole power to vote or to direct the vote: The information required by this paragraph is set forth in the cover pages to this Schedule 13G/A and is incorporated herein by reference.
Shared power to vote or to direct the vote: The information required by this paragraph is set forth in the cover pages to this Schedule 13G/A and is incorporated herein by reference.
Sole power to dispose or to direct the disposition: The information required by this paragraph is set forth in the cover pages to this Schedule 13G/A and is incorporated herein by reference.
Shared power to dispose or to direct the disposition: The information required by this paragraph is set forth in the cover pages to this Schedule 13G/A and is incorporated herein by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Finepoint Capital LP: /s/ Stacy L. Vezina, General Counsel and Chief Compliance Officer (08/13/2025)
- Herbert Wagner: /s/ Herbert Wagner, Herbert Wagner, individually (08/13/2025)